Post-Effective Amendment No. 10 to
                                                       SEC File No. 70-8593

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                                       FORM U-1
                                  APPLICATION UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                  GPU, INC. ("GPU")
                                100 Interpace Parkway
                             Parsippany, New Jersey 07054

                           GPU INTERNATIONAL, INC. ("GPUI")
                          EI SERVICES, INC. ("EI Services")
                  One Upper Pond Road, Parsippany, New Jersey 07054

                   JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                        METROPOLITAN EDISON COMPANY ("Met-Ed")
                      PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                     P.O. Box 16001, Reading, Pennsylvania 19640

                              GPU SERVICE, INC. ("GPUS")
                 100 Interpace Parkway, Parsippany, New Jersey 07054
                      (Names of companies filing this statement
                         and addresses of principal offices)

                                      GPU, INC.
          (Name of top registered holding company parent of the applicants)


          M.A. Nalewako, Secretary      W.A. Boquist, II
          M.J. Connolly, Esq.           Jersey Central Power & Light Co.
          GPU Service, Inc.             Metropolitan Edison Company
          100 Interpace Parkway         Pennsylvania Electric Company
          Parsippany, New Jersey 07054  P.O. Box 16001
                                        Reading, Pennsylvania 19640

          W.S. Greengrove, Secretary    Douglas E. Davidson, Esq.
          GPU International, Inc.       Berlack, Israels & Liberman LLP
          One Upper Pond Road           120 W. 45th Street
          Parsippany, New Jersey 07054  New York, New York 10036

                    ______________________________________________
                     (Names and addresses of agents for service)





               GPU, GPUI, EI Services, JCP&L, Met-Ed, Penelec and GPUS

          hereby post-effectively amend the Application on Form U-1,

          docketed in SEC File No. 70-8593, as heretofore amended, as follows:

               A.   By Order dated July 6, 1995 (HCAR No. 35-26326) (the

          "1995 Order"), the Commission authorized GPU to acquire the securities of subsidiary companies (each, a "Subsidiary Company")

          which would, in turn, acquire the securities or other interests of one or more foreign utility companies ("FUCOs") and/or exempt wholesale generators ("EWGs"; together with FUCOs, "Exempt

          Entities").  The Subsidiary Companies would not themselves be

          Exempt Entities.  The 1995 Order also authorized GPU to make investments in one or more Subsidiary Companies from time to time through December 31, 1997 in an aggregate amount of up to $200 million ("Original Investment Cap").

               B.   In addition, the 1995 Order authorized GPU to make

          investments directly in Exempt Entities from time to time through

          December 31, 1997, subject to the limit of the Original

          Investment Cap.

               C.   By Order dated January 19, 1996 (HCAR No. 35-26457)

          (together with the 1995 Order, the "Orders"), the Commission approved an increase in the Original Investment Cap, which would include all forms of equity or participation interests, to 50% of

          GPU's "consolidated retained earnings" as defined in Rule 53(a)

          under the Act at the time any investment in a Subsidiary Company or Exempt Entity is made (the Original Investment Cap, as so revised, is referred to as the "Investment Cap").

               D.   At June 30, 1996, GPU's consolidated retained earnings,

          as determined in accordance with Rule 53(a) was approximately





          $2.054 billion, and the Investment Cap was accordingly about

          $1.027 billion.  As of that date, GPU had invested or committed to invest an aggregate of approximately $914 million in EWGs and

          FUCOs as follows:

               Project                            Amount
                                             (US $ millions)

          Midlands Electricity plc                $544
          Termobarranquilla S.A.                   123
          Solaris Power                            129
          Empresa Guaracachi S.A.                   49
          Mid-Georgia Cogen L.P.                    41
          Selkirk Cogeneration Partners, L.P.       17
          Brooklyn Energy Limited Partnership       10
          Other Development Projects                 1

               Total                              $914

          As a result, only approximately $113 million remains available under the Investment Cap for GPU to make further investments in or acquisitions of interests in EWGs and FUCOs.

                    GPU believes it is appropriate and consistent with the

          philosophy of the Energy Policy Act of 1992 (which added Sections

          32 and 33 to the Act) for the Commission to provide GPU with additional flexibility to invest in both its existing and new

          EWGs and FUCOs as appropriate opportunities both domestically and internationally may arise in the future. Because GPU's ability to do so is severely limited given the amount now remaining under the Investment Cap, GPU believes such expanded authorization is necessary to provide it with sufficient flexibility to pursue investments in Exempt Entities.  It is, moreover, consistent with the similar authorization the Commission has now granted to The

          Southern Company by Order dated April 1, 1996 (HCAR No. 35-

          26501).

               E.   Accordingly, GPU now proposes to increase the






          Investment Cap to an amount equal to 100% of GPU's consolidated retained earnings, as determined in accordance with Rule 53(a),

          at the time of each investment.  Investments in Subsidiary

          Companies may take the form of: (i) capital stock or shares; (ii)

          trust certificates, partnership interests or other equity or participation interests; (iii) loans evidenced by promissory notes; (iv) guaranties by GPU of the principal of, or interest on, any promissory notes or other evidences of indebtedness or obligations of any Subsidiary Company, or of GPU's undertaking to contribute equity to a Subsidiary Company; (v) assumption of liabilities of a Subsidiary Company; and (vi) reimbursement agreements with banks entered into to support letters of credit delivered as security for GPU's equity contribution obligation to a Subsidiary Company or otherwise in connection with a Subsidiary

          Company's project development activities.

               F.   Investments by GPU directly in Exempt Entities would

          take the form of (i) guaranties of the indebtedness or other obligations of one or more Exempt Entities; (ii) assumption of liabilities of one or more Exempt Entities; and (iii) guaranties and letter of credit reimbursement agreements in support of equity contribution obligations or otherwise in connection with project development activities for one or more Exempt Entities.

               G.    GPU would obtain the funds for any direct or indirect

          investment in any Subsidiary Company or Exempt Entity from available cash or as the Commission may otherwise authorize by separate order.  GPU is not requesting authority herein to issue any additional securities for the purpose of funding the

          acquisition of any Subsidiary Companies or Exempt Entities.






               H.   Any direct or indirect investment by GPU in any

          Subsidiary Companies would be made only if, at the time thereof and after giving effect thereto, GPU's "aggregate investment,"

          determined in accordance with Rule 53(a)(1)(i), in all FUCOs,

          EWGs and Subsidiary Companies, does not exceed the Investment

          Cap.  In addition, GPU will limit its direct and indirect

          investment in any particular Subsidiary Company to an amount which does not exceed that reasonably required in connection with making the underlying investment in any Exempt Entities with respect to which such Subsidiary Company was organized or formed,

          taking into account development expenditures, working capital needs, and cash reserves required to be maintained in accordance with any related financing agreements.

               I.   Investments in independent power production facilities

          and foreign utility systems involve a variety of risks that are not necessarily present in the traditional, regulated, electric utility industry. GPU and GPUI have established comprehensive procedures to identify and address (i.e., limit and/or mitigate)

          these risks, which are described below.

                    (1)  The Project Review Process.  Every potential

          project investment opportunity developed by GPUI and its

          affiliates, GPU Electric, Inc. (formerly "EI Energy") and GPU

          Power, Inc. (formerly "EI Power", collectively, the "GPU

          International Group") is subjected to a series of formal reviews to ensure the project's soundness.  The process begins with a consideration of the GPU International Group's strategic plans which survey independent power opportunities domestically and throughout the world and provide a variety of tools to assist in






          the evaluation of risks.  These plans, which are updated

          periodically, lead to the identification of projects and

          countries where the GPU International Group intends to pursue project development efforts.  The plans also lead to the

          development of budgeted levels of expenditures on foreign

          development activities.  Before GPU or the GPU International

          Group makes any investment in a foreign country, an analysis of that opportunity, including the specific country risk, is

          presented first to the senior management group, then to the relevant board of directors of the GPU International Group company, and finally to the Finance Committee of the GPU board of directors and then the full GPU board.  The analysis includes a review of the political and economic stability of the particular country, the government's commitment to private power, the legal and regulatory framework for private investment in electricity facilities and whether local business practices will support long-term investment of private capital.  The boards of directors of both GPU and the GPU International Group company involved must approve investments in any foreign country.  This careful

          planning and budgeting process helps to  mitigate an important risk of the independent power business - the expenditure of development funds without a realistic expectation of success in terms of both making investments in projects and in obtaining appropriate levels of non-recourse financing on commercially reasonable terms.

                    Once development of a project is undertaken, milestones

          are established to ensure that continuing expenditures on

          development are producing acceptable results.  In addition,






          project teams are required to identify the major technical,

          financial, commercial and legal risks associated with their particular project and whether and how those risks have been mitigated.  The members of the project team are responsible for the due diligence investigation of those risks that have been identified and must present their findings to an officer of the

          GPU International Group, with functional oversight over the relevant risk factor subject matter.

                    Finally, every project is subjected to increasing

          levels of management review.  Depending on the amount of GPU's anticipated financial exposure to a particular project, the proposed investment must be approved successively by the entire executive management group of the GPU International Group, the board of directors of the GPU International Group company

          involved (which includes senior GPU executives), and finally, by the board of directors of GPU.

                    The final project review process is to a large extent

          replicated by the lenders who agree to provide construction or permanent debt financing or acquisition financing on a non-

          recourse basis, since repayment of that debt will depend solely upon the success of the project.  Project debt maturities are often long-term (e.g., 15 or more years), meaning that the lenders' exposure to the risks of a project extends for many years after closing or completion of construction.  Typically,

          project debt documents require the establishment of plant

          overhaul, debt service and other funded reserves, all of which are designed to preserve the asset and protect the financial performance of the project against interruptions in revenues and






          other contingencies.  On the other hand, debt maturities for acquisition financing are generally much shorter -- usually 5 to

          7 years.  The GPU International Group's success in arranging appropriate levels of non-recourse financing for its QF and

          Exempt Entity investments and acquisitions in effect serves as a validation of the project review process described above.

                    (1)  Risk Mitigation of Independent Power Projects.

          The GPU International Group carefully evaluates the potential risk of an independent power project or foreign utility system before GPU's funds are committed.

                         (a)  Operating Risks.  The GPU International Group

          has focused its project development efforts on technologies with which it has existing competencies in coal, gas or oil generation and, more recently, in retail distribution.  Due diligence of operating assumptions is carried out by the GPU International

          Group's engineers with experience in the technology being

          evaluated and by outside technical consultants.  Where

          appropriate, assistance is provided by personnel from the GPU utility operating subsidiaries. The risk of changes in the price of fuel is often passed through to the purchaser of electricity under the negotiated terms of a long-term power purchase

          agreement.  Other operating risks can be covered by equipment warranties and by casualty, business interruption and other forms of insurance.  Further, when the GPU International Group or an affiliate is responsible for managing the day-to-day operations of Exempt Entities in which it holds an ownership interest, its ability to address and correct operating problems is far greater than would be the case if operating control were in the hands of






          a third party.

                         (b)  Construction Risks.  Construction risks are

          typically addressed under fixed-price contracts with milestones and performance guarantees (e.g., guaranteed heat rates,

          availability factors and the like), backed by appropriate levels of liquidated damages.  The credit-worthiness and "track record"

          of the construction contractor is a very important consideration in this regard.  To date, the GPU International Group has not served as its own general construction contractor.

                         (c)  Commercial Risks.  Most independent power

          projects rely on the commitment of a single power purchaser,

          usually the local utility company, to eliminate all or most of the risk of variation in revenues.  In such cases, the GPU

          International Group makes an assessment of the credit-worthiness of its power purchaser over the life of the project and/or seeks to have a contingency plan in the event of default.

                         In competitive power markets outside the United

          States, long-term contracts are not always available and

          electricity prices may be determined by supply and demand. The

          GPU International Group conducts extensive investigations of the electricity markets in these environments to ensure the viability of long-term demand.  Further, the GPU International Group seeks projects that will be capable of producing electricity at or below long-run marginal costs in the region, thus providing that the project will be a competitive supplier.

                         (d)  Financial Risks.  The GPU International Group

          addresses the financial risks of its projects in a variety of ways.  First and foremost, the construction and permanent debt






          financing for such projects is, by its express terms, non-

          recourse to GPU or any associate company (other than other Exempt

          Entities or Subsidiary Companies) to the greatest extent

          practicable.  This means that the non-recourse debt of each project or foreign utility system is secured solely by its own assets and revenues, and creditors have no ability to seek repayment from GPU upon default.  This method of financing ensures that GPU's exposure to any independent power project is limited to the amount of its equity commitment and that GPU's domestic public utility subsidiaries (the "Operating Companies")

          and their customers bear no risk of a project's failure or financial distress.  From time to time, GPU and one or more of the GPU International Group companies may agree to provide

          Guarantees in connection with non-recourse financing or bridge financing, but these financial supports are carefully monitored and treated as a part of GPU's equity commitment for regulatory reporting purposes.  To date, neither GPU nor any GPU

          International Group company has been called upon to fund its obligation under any such Guarantee issued with respect to an investment in an Exempt Entity.

                         In addition to the essentially non-recourse nature

          of project debt financing, project debt is carefully structured to meet, or match, the characteristics of the particular project.

          For example, when the value of a project depends on a long-term,

          fixed-price, power purchase agreement, the project debt is typically designed to be of a shorter term, with scheduled debt payments usually covered by fixed charges (usually the capacity payment component in the contract).  On the other hand, where






          there is no long-term, fixed source of revenue, the percentage of non-recourse debt financing is typically smaller, so that

          financial risk is not induced by excessive debt levels.  Thus,

          while the GPU International Group's projects with long-term power purchase contracts generally have debt capitalization levels in the 70% to 80% range, other projects will be leveraged at levels similar to those of United States regulated utilities so that project cash flows will be sufficient to service, and where required, amortize, the debt.

                         In its more recent acquisitions of the Solaris

          Power distribution business in Australia and (together with

          Cinergy) of Midlands Electricity, plc, a UK regional electric company, it has, of course, been necessary for GPU itself to provide equity financing given the size of the enterprises involved.  GPU has met these equity contribution obligations through the guaranty of Subsidiary Company borrowings (made in local currency), the proceeds of which are used to pay a portion of the acquisition costs.  These borrowing arrangements are normally for shorter terms (i.e., 5 to 7 years) and GPU expects ultimately to refinance or repay these loans through future sales of senior capital in the form of equity and debt.

                         Another financing risk is the potential

          variability of interest rates.  This risk is addressed, in part,

          by borrowing to the extent possible, on a long-term, fixed-rate basis or through the use of interest rate swap or other hedging arrangements.  The finance department of the GPU International

          Group (together with the GPU treasury department) is responsible for monitoring these instruments to ensure they are used






          properly.

                         (e)  Foreign Currency Exchange Risk.  There are

          several ways in which the GPU International Group has addressed the foreign currency exchange risk element, depending on the status of the host country.  In countries which do not have a history of stability in the management of their exchange policy,

          part or all of the revenue from a project is payable in or indexed to hard currency (almost invariably US dollars).  In addition, back-up guarantees or other undertakings by the central government may be available to ensure that the US dollar payments due under the power purchase agreement are actually made

          available by the central bank or ministry of finance.

                         In some countries, the sources of revenues can be

          tied in other ways to the US dollar.  For example, the capacity payment component of revenues derived by an Exempt Entity may be tied to the cost of new capacity measured in US dollars.  In addition, an Exempt Entity's revenue may be expressed in a unit of account (i.e., a national monetary unit) which adjusts for any inflation of the local currency, thereby protecting the project against depreciation of the currency.

                         In other cases, the non-recourse project debt and

          GPU equity loans are borrowed in the same currency as the

          project's revenues, thereby ensuring a match between debt service obligations and operating income.  In addition, in more developed countries, long-term currency swaps are available to provide further hedging for the equity component of the investment.  This has been the case in both the Solaris Power and Midlands

          acquisitions where the loans to finance the acquisition were






          provided in Australian Dollars and Sterling, respectively.

                         (f)  Legal Risks.  Legal risks are addressed by

          careful review of any investment by legal counsel, including local and international counsel where foreign projects are concerned.  Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties,

          the status of title to utility property and the obligations inherent in the financing arrangements.

                         In addition to the specific risks mentioned above,

          investment outside the United States can entail country-specific risks related to political or economic performance.  As indicated

          above, the GPU International Group evaluates country risk at the outset of any project development effort and attempts to mitigate this risk through a number of measures.  Most important, the country review process described above ensures that the political and economic stability of any country has been reviewed at several decisional levels up to and including GPU's board of directors before any investment occurs.  In addition to a general review, the country analysis focuses specifically on the

          country's electric sector and on the government's support for private ownership in that sector.

                         Also, at the outset of development work in a

          foreign country, the GPU International Group normally seeks local partners who are experienced in doing business in the host country.  Local partners are a very important element in

          mitigating the risk of future expropriation or unfair regulatory treatment.  An additional mitigating factor is the participation






          of official or multilateral agencies in a project.  When funds for the project are supplied by government-sponsored export credit agencies or other governments or institutions, such as the

          World Bank through its International Finance Corporation

          affiliate, the host country has strong incentives not to take actions which would harm a project's viability.  In addition,

          political risk can often be addressed through political risk insurance obtained from the Overseas Private Investment

          Corporation, a United States agency, or the Multilateral

          Investment Guaranty Agency, a World Bank affiliate, or in the commercial insurance market.  Political risk insurance is

          available to insure the project debt or the return of an

          investor's equity.  One can also insure against outright

          expropriation, acts of civil violence or even "creeping"

          nationalization brought about by punitive regulation.

                         (g)  Portfolio Diversification.  Apart from the

          detailed and comprehensive approach to the specific risks

          described above, GPU's fundamental view is that the best long-

          term approach to managing the risk of investing in the

          independent power business is through diversifying both the type and the location of projects.  In this regard, GPU recognizes that the risk inherent in any investment cannot be eliminated entirely, even by the most careful approach to project

          development.  Consequently, GPU is committed to diversifying its investments across countries and regions of the world.  GPU's strategy has to date been focused on investment opportunities in

          North America (outside the core regulated business of GPU),

          including Canada, South America, Australia, the United Kingdom






          and Europe.  Substantial investments have been made in the first three regions, and development efforts are underway in Europe.

          Preliminary project development is also being conducted in other regions.

                         Regional diversification is important since

          economic and political instability, when they have occurred historically, have tended to involve multiple countries in a region.  Accordingly, GPU's board of directors may set limits on investment in specific countries which vary according to an assessment of the country's stability.

                         Another element of GPU's diversification policy is

          to achieve a balance between so-called "greenfield" projects and acquisitions of existing facilities and power systems.

          Greenfield projects are those that involve completely new

          development and construction of electric facilities, principally generating stations.  Greenfield projects involve a higher degree of risk since they entail a lengthy process of development and construction.  Funds are expended during the early years of such projects; return on investment is not earned until the project is in operation.  Nevertheless, while these projects typically have higher levels of risk and deferred returns, they are important to

          GPU because they generally produce higher rates of return on investment than investments in existing assets and because they lay the foundation for continued earnings growth for GPU after the turn of the century.

                         To balance this type of project development

          efforts, GPU's development efforts also target the acquisition of assets that are already in operation, either from existing






          private owners or through privatization.  These acquisitions reduce the risk of GPU's overall business by producing near-term earnings without significant development or construction risk.

          In addition, GPU has been pursuing a strategy of diversifying the types of electric business in which it invests.  Thus, GPU has more recently been pursuing retail distribution businesses, as evidenced by the Solaris and Midlands acquisitions, to balance its ownership portfolio of generating facilities.  GPU believes that through this type of asset portfolio balance, it can

          mitigate the risk inherent in excessive reliance on the prospects of one sector of the utility business.

                         The result of this balanced portfolio strategy is

          that GPU is not dependent on any single country, regulatory environment or type of asset for its earnings from independent power projects and foreign utility investments.  In addition,

          while GPU has successfully developed significant investments in projects which are expected to produce long-term results, it has also ensured that its portfolio of projects will add cash flow and earnings for its shareholders in the near term future,

          thereby supporting share value and dividend growth.

               J.   The GPU International Group is presently investigating,

          alone and in conjunction with others, investment opportunities in several additional domestic and foreign power projects and existing foreign utility systems.  Most of these ventures are expected to qualify as either EWGs or FUCOs.  In particular,

          several foreign countries are now privatizing state-owned utility systems.  Others are promoting private investment to construct,

          own and operate generating plants.






               GPU intends to make substantial additional investments in

          Exempt Entities, primarily for the following reasons:

               There has been only limited capital investment in new

          generating, transmission and distribution facilities by the

          Operating Companies over the last five years, with most of such investment being made to upgrade, repair or replace existing facilities.  This has been in large measure due to the low growth in kwh sales in the Operating Companies service territories,

          averaging about 1.39% during this period. The Operating Companies anticipate that this situation will continue. Importantly,

          however, capital investments which have been (and are projected to be) made in the Operating Companies' utility plant have been funded through the GPU System's retained earnings.  Thus, the

          Operating Companies' capital needs have been relatively "in balance" with the GPU System's retained earnings growth.

          Acquisitions of Exempt Entities, on the other hand, have been funded by raising additional capital and this is expected to continue in the future.  In sum, foreign investment in Exempt

          Entities presents GPU with the opportunity to continue to grow in an industry sector that GPU has decades of experience in, while at the same time diversifying overall asset risk.

               Second, GPU directly or through the GPU International Group,

          has purposely pursued investments in utility systems in

          geographical regions, such as Australia, the United Kingdom and

          South America, which have moved much further than the United

          States towards deregulation and full competition in both

          wholesale and retail electricity markets.  GPU believes that the creation and maintenance of value for its shareholders will






          depend critically on its ability to operate its core business in the United States successfully as that business becomes subject to increasing competition.  GPU's experience in markets that are already largely deregulated will be critical to the long-term success of its core business.  Moreover, the lessons learned from these markets provide GPU with insights about the market

          structures that produce efficient and equitable results for consumers and shareholders.  These insights will allow GPU to play a role in shaping the evolution of the electric sector of the United States.

               K.   For the reasons stated above, GPU hereby requests that

          the Commission exempt GPU from the requirements of Rule 53(a)(1)

          under the Act such that GPU may use the net proceeds from any subsequently authorized issuances of recourse debt and equity securities, and may issue Guarantees, in an aggregate amount at any time outstanding which, when added to GPU's direct and indirect "aggregate investment" in all Exempt Entities, would not at any time exceed GPU's "consolidated retained earnings".  Based on GPU's "aggregate investment" in all Exempt Entities

          (approximately $914 million as of June 30, 1996) and

          "consolidated retained earnings" as of June 30, 1996

          (approximately $2 billion), such limitation would allow financing of additional investments in Exempt Entities of approximately

          $1.113 billion.

               L.   Rule 53 under the Act provides that, if each of the

          conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the

          Commission may not make certain adverse findings under Sections 7






          and 12 of the Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guaranty the securities of any EWG.  Giving effect to the proposals contained herein, GPU submits that all of the criteria of Rules 53 and 54 under the Act with respect to the proposed transactions, except for clause (1)

          of Rule 53(a) (which provides that GPU's "aggregate investment"

          may not exceed 50% of GPU's "consolidated retained earnings"),

          are satisfied.

                    (1)  The average consolidated retained earnings for GPU

          and its subsidiaries, as reported for the four most recent quarterly periods in GPU's Annual Report on Form 10-K for the year ended December 31, 1995 and Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1996, as filed under the Securities Exchange Act of 1934, was approximately $2

          billion. As of June 30, 1996, GPU had invested, or committed to invest, directly or indirectly, an aggregate of approximately

          $241 million in EWGs and $673 million in FUCOs, representing approximately 44% of such average consolidated retained earnings.



                    (2)  GPU maintains books and records to identify

          investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                      (A) For each United States EWG in which GPU directly

          or indirectly holds an interest:

                         (a)  the books and records for such EWG will be

          kept in conformity with United States generally accepted

          accounting principles ("GAAP");






                         (b)  the financial statements will be prepared in

          accordance with the GAAP; and

                         (c)  GPU directly or through its subsidiaries

          undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                      (B) For each FUCO or foreign EWG which is a majority-

          owned subsidiary of GPU:

                         (a)  the books and records for such subsidiary

          will be kept in accordance with GAAP;

                         (b)  the financial statements for such subsidiary

          will be prepared in accordance with GAAP; and

                         (c)  GPU directly or through its subsidiaries

          undertakes to provide the Commission access to such books and records and financial statements, or  copies thereof in English,

          as the Commission may request.

                    (3)  For each FUCO or foreign EWG in which GPU owns 50%

          or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                         (a)  such entity to maintain books and records in

          accordance with GAAP;

                         (b)  the financial statements of such entity to be

          prepared in accordance with GAAP; and

                         (c)  access by the Commission to such books and

          records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries.  If and to the extent that






          such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the

          Commission, describe and quantify each material variation

          therefrom as and to the extent required by subparagraphs (a) (2)

          (iii) (A) and (a) (2) (iii) (B) of Rule 53.

                    (4)  No more than 2% of the Operating Companies'

          employees will render any services, directly or indirectly, to

          EWGs and FUCOs in which GPU directly or indirectly holds an interest.

                    (5)  Copies of this Post-Effective Amendment are being

          provided to the New Jersey Board of Public Utilities ("NJBPU")

          and the Pennsylvania Public Utility Commission ("PaPUC"), the

          only federal, state or local regulatory agencies having

          jurisdiction over the retail rates of the Operating Companies.1

          In addition, GPU will submit to each such commission copies of any Rule 24 certificates required hereunder, as well as a copy of

          Item 9 of GPU's Form U5S and Exhibits H and I hereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                    (6)  None of the provisions of paragraph (b) of Rule 53

          render paragraph (a) of that Rule unavailable for the proposed transactions.

                    (7)  Neither GPU nor any subsidiary of GPU is the

          ______________________________

          1    Penelec is also subject to retail rate regulation by the New
          York Public Service Commission with respect to retail service to approximately 11,300 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.







           subject of any pending bankruptcy or similar proceeding.

                    (8)  GPU's average consolidated retained earnings for

          the four most recent quarterly periods (approximately $2 billion)

          represented an increase of approximately $63 million (or

          approximately 3%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately

          $1.99 billion).

                    (9)  GPU did not incur operating losses from direct or

          indirect investments in EWGs and FUCOs in 1995 in excess of 5% of

          GPU's December 31, 1995 consolidated retained earnings.

                    (10) in accordance with Rule 54, the requirements of

          Rule 53(a), (b) and (c) are fulfilled, except for clause (1) of

          Rule 53(a).

               M.   Rule 53(c) states that, in connection with a proposal

          to issue and sell securities to finance an investment in any EWG,

          or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph

          (a) or (b) of Rule 53 must "affirmatively demonstrate" that such proposal:

                         (a)  will not have a substantial adverse impact

          upon the financial integrity of the registered holding company system; and

                         (b)  will not have an adverse impact on any

          utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

               In its recent Memorandum Opinion and Order in Southern

          Company (HCAR No. 35-26501, April 1, 1996), the Commission, among






          other things, authorized The Southern Company ("Southern") to invest the proceeds of securities sales and guarantee obligations of EWGs and FUCOs in an amount up to 100% of Southern's

          consolidated retained earnings.  The Commission expressly found that on the basis of the facts and circumstances presented by

          Southern, "there would not be a substantial adverse impact upon the financial integrity of the Southern system if Southern is permitted to use financing proceeds to invest in EWGs and FUCOs,

          and to issue related guaranties, up to the requested aggregate amount."  Thus, the Commission concluded that Southern had

          "adequately demonstrated that it is currently entitled, under the standards of Rule 53(c), to the relief sought" subject to certain conditions discussed in the order.

               GPU submits that on the basis of the facts set forth herein and for the reasons more specifically discussed below, it has likewise demonstrated that it has adequately satisfied the standards of Rule 53(c) and is therefore entitled to the relief sought herein.

                    (1)  The use of proceeds from the issuance of debt and

          equity securities by GPU to make investments in EWGs (as well as in FUCOs), and the issuance of, or provision for, Guarantees in connection therewith by GPU, in amounts up to 100% of GPU's

          "consolidated retained earnings", will not have a "substantial adverse impact" on the financial integrity of the GPU System.

                    The lack of any "substantial adverse impact" on GPU's

          financial integrity as a result of increased levels of

          investments in Exempt Entities can be demonstrated in several ways, including by analyses of historic trends in GPU's






          consolidated capitalization ratios and retained earnings, the market view of GPU's securities and GPU's proven success in obtaining appropriate levels of non-recourse debt financing and third-party equity for its investments in QFs and Exempt

          Entities.  Consideration of these and other relevant factors supports the conclusion that the issuance of securities and

          Guarantees by GPU to finance investments in Exempt Entities exceeding the 50% consolidated retained earnings limitation in

          Rule 53(a)(1) will not have any "substantial adverse impact" on the financial integrity of the GPU System.

                         (a)  Aggregate investments in Exempt Entities in

          amounts up to 100% of GPU's "consolidated retained earnings"

          would still represent a relatively small commitment of capital for an enterprise the size of GPU, based on various key financial ratios at June 30, 1996.  For example, investments in this amount would be equal to only 29% of GPU's total capitalization ($7.1 billion); 32% of consolidated net utility plant ($6.4 billion);

          and 19% of total consolidated assets ($10.7 billion).

                         (b)  GPU's consolidated retained earnings have

          grown on average approximately 5.5% per year over each of the previous five years.  Excluding certain non-recurring charges to income,2 consolidated retained earnings increased $127 million

           __________________________________
          2    Consolidated retained earnings have been adjusted to exclude the following non-recurring items: net decrease in 1994 earnings of $164.7 million (after-tax), due to write-off of certain future TMI-2 retirement costs ($104.9 million), charges for costs related to early retirement programs ($76.1 million), write-off of Penelec's OPEB costs not probable of recovery in rates ($10.6 million) and net interest income from federal income tax refund ($26.9 million); and a 1995 reversal of $104.9 million for TMI-2 retirement costs and charge of $8.4 million (after-tax) of TMI-2 monitored storage costs deemed not probable if recovery in rates.






          from 1993 to 1994, a 7% increase; and by $132 million for the year ended December 31, 1995, a 6.8% increase.

                         (c)  Taken together with the credit strength of

          the Operating Companies (which are presently rated at the

          equivalent of BBB+ or higher by the three major credit rating agencies), GPU's actual consolidated capitalization and interest coverage ratios for 1995 are well within industry ranges set by independent debt rating agencies for BBB+ rated companies, as shown below:

               Actual 1995 Capitalization and Interest Coverage Ratios (Excluding Non-Recourse Project Debt):

          Total Debt/Capital                           44.2%
          EBIT/Total Interest (times)                   4.37
          Operating Income/Interest (times)             3.36

            1995 Industry Ratios for BBB+ Rated Investor-Owned Utilities*

                                             High      Avg.    Low
          Total Debt/Capital                 62.3%     51.4%  41.3%
          EBIT/Total Interest (times)         4.37     3.06     .84
          Operating Income/Interest (times)   3.74     3.08    2.22
          ___________
          *Source:  Computed using Bloomberg's financial database.

                         (d)  There is no indication that GPU's  ability to

          raise common equity has been adversely affected by investments in

          Exempt Entities.  In fact, just the opposite appears to  be true,

          relative to the  rest of the industry.  GPU  sold an aggregate of

          5,000,000 shares  of common  stock during 1995  (excluding shares sold through  its Dividend Reinvestment Plan),  with net proceeds

          (average of $31.51 per  share) being well above the then net book value  per  share  of GPU's  common  stock  (average of  $24.44),

          resulting in average market-to-book ratios of 129%.  The market's assessment  of GPU's  future  growth and  earnings also  compared favorably to other electric  utility issuers in the 1994  to 1995




          time  frame.  This can  be shown by  comparison of price-earnings and  market-to-book ratios, both of  which were in  line with the

          electric  utility  industry  averages  in  that  period.    These

          measures indicate investor confidence in GPU's ability to deliver shareholder value.



                                                    Twelve Months
                                   1994      1995   Ended 6/30/96
          P/E Ratio:
          GPU3                      9.2      11.5        10.8
          Electric Industry*       11.8      12           N/A

          Market-to-Book Ratio:
          GPU                      118%      138%        140%
          Electric Industry*       133%      137%         N/A
          ____________
          *Source:  Historical - Compustat Electric Utilities Database.
                    Current - Utility     Focus,    Regulatory     Research
                              Associates, Inc.

                         (e)  In recent years, GPU s dividend payout policy

          has  been more conservative than that of the industry as a whole.

          Thus, GPU's  dividend payout  ratio (percentage of  earnings paid out  in  dividends), has  consistently  been  below the  electric utility  industry  average.  The implication of a relatively conservative payout  policy is that GPU's earnings  are more than adequate to cover current dividend levels and to support the growth in dividend levels needed to attract common stock investors, while continuing to strengthen the equity base through retained earnings growth.

                                                     Twelve Months
                              1992  1993  19944 19954 Ended 6/30/96
          GPU Payout Ratio(%) 69.4  62.4  62.2  62.7   57.7
          Electric Industry*  84.3  78.6  81.4  81     N/A
          _____________

          3    Excludes effect of non-recurring charges described in note 2 above.
          4    Excludes non-recurring charges described in note 2 above.

          *Source: Historical - Compustat Electric Utilities Database. 1995 - Merrill Lynch & Co., Utility Data Sheet.


                         (f)  The  market's  assessment   of  the   overall

          quality of  the GPU  International Group's portfolio  of projects

          (Exempt  Entities and  QFs) is  particularly demonstrated  by the recent  success  that the  GPU  International  Group has  had  in obtaining appropriate levels of  non-recourse debt to finance and

          refinance  the operations  of these  projects.   For  example, in

          1995, the GPU International Group (a) obtained approximately $750

          million  of   largely  non-recourse  project  financing  for  the

          acquisition of  a 240 MW  and construction of a  750 MW gas-fired facility  in Baranquilla,  Colombia,  and (b)  acquired for  $356 million a 50%  interest in Solaris Power,  an Australian electric

          distribution  company.   More  recently,  in  May 1996,  the  GPU

          International  Group  completed  $132.6  million  of non-recourse financing for its 300 MW Mid-Georgia Cogeneration Project and, as

          a  50/50 partner  with  Cinergy, acquired  Midlands supported  by approximately $2.25 billion of non-recourse bank financing.

                    (2)  The proposed  increased use of  financing proceeds

          to invest in Exempt Entities will not have an "adverse impact" on any of GPU's Operating  Companies, their respective customers, or on the ability  of the two State  commissions having jurisdiction over  one  or  more  such  Operating  Companies  to  protect such

          Operating Companies or such customers.

                    The conclusion  that the Operating Companies  and their

          customers  will not be adversely  impacted by increased levels of investment  by  GPU  in  Exempt  Entities  is well  supported  by
          analyses   of  the   Operating  Companies'   financial  integrity

          (including the ability of the Operating Companies to issue senior securities),  lack  of  present  and  anticipated  need  for  any

          significant  amount  of  equity  capital  from   GPU,  continuing

          compliance with the other  applicable requirements of Rule 53(a),

          and  the  proven  effectiveness  of  State  commission  oversight together with the affirmation by the  State commissions that they

          will protect  ratepayers  from any  adverse  impact.   The  State

          commissions can set the cost of capital for electric utilities by comparison  with  selected groups  of  domestic  utilities, which exclude  any  utilities  with  adverse  impacts  due  to  foreign investments or  EWGs.  Therefore,  the States have  the authority and the mechanism to  prohibit any adverse effects on the cost of capital due to investments in  Exempt Entities from being  passed on to ratepayers.

                         (a)  All of GPU's  investments in Exempt  Entities

          are  segregated  from  the  Operating Companies.    No  Operating

          Company has  extended credit or sold or pledged any of its assets directly or indirectly to any Exempt Entity, and the indebtedness of the Exempt Entities is not otherwise recourse to any Operating

          Company.  GPU represents  that it will not seek  recovery through higher  rates to  the Operating  Companies' utility  customers in order  to  compensate GPU  for any  possible  losses that  it may sustain on investments in  Exempt Entities or for any  inadequate returns on such investments.

                    It  should be noted that Section 33(f) of the Act, with

          a  minor exception,  prohibits  State-regulated public  utilities from financing investments in FUCOs, and Section 33(g) prohibits outright any pledge or encumbrance of utility assets by a State-

          regulated public utility for the benefit of any associated FUCO.

                         (b)  Debt  (including  short-term debt)  ratios of

          the  Operating Companies have been  and continue to be consistent with  industry averages for  BBB+ rated electric  utilities.  The current  industry average  for BBB+  rated electric  utilities is

          51%*.

          Debt as % of        1991    1992   1993    1994   1995
          Capitalization

          JCP&L               44%     44%    46%     46%    41%
          Met-Ed              42%     42%    47%     44%    44%
          Penelec             44%     47%    48%     48%    46%
          __________
          *Source: An industry average-Calculated using Merrill Lynch & Co., Utility Data Sheet - Electric and Combination Utilities Companies.

          Debt levels of the Operating Companies are projected to remain in the low-to mid-40% range through the year 2000.

                         (c)  Additional  investments  in  Exempt  Entities

          will  not have  a  negative impact  on  the Operating  Companies'

          ability to fund operations and growth.  Over the past five years,

          the Operating  Companies have  funded substantially all  of their construction expenditures from internal  sources of cash and from sales  of  senior  securities  and  other  borrowings.  The  only significant  equity infusion  by GPU  in the  Operating Companies over  the  last  five years  was  made  in  1995 ($120  million).

          Present projections indicate that  GPU will not have to  make any significant  equity investment  in any  Operating Company  for at least the next five years.

               Operating Companies - Construction Expenditures:
          Actual (1992-1995) and projected 1996 expenditures, net of Allowance for Funds Used During Construction ($ million):

               1991      1992      1993      1994      1995      1996*

               $465      $460      $490      $578      $461      $454
          __________
          *estimated


          Percent internally generated:

               1991      1992      1993      1994      1995

                96%       76%       69%       73%       80%

          GPU presently estimates that for 1996 and 1997 the cash flow from operations  and proceeds from the  sale of senior securities will be sufficient to fund expected construction expenditures.

                         (d)  The  Operating  Companies'  ability to  issue

          debt and equity  securities in the  future depends upon  earnings coverages at  the time such securities are issued -- that is, the

          Operating   Companies   must   comply   with   certain   coverage

          requirements  contained  in   their  mortgage  bond   indentures.

          Presently, the  Operating Companies anticipate  having more  than adequate earnings  coverages for  financing  requirements in  the foreseeable future.

                         (e)  The  senior  securities   of  the   Operating

          Companies  are presently rated at an equivalent of BBB+ or higher

          by  the  three  major  credit  rating agencies.    The  Operating

          Companies' bond  ratings have been BBB+  or higher as set  by the

          major rating agencies  for the  last five years.   The  Operating

          Companies   continue  to  show  strong  financial  statistics  as

          measured by the rating  agencies (pre-tax interest coverage, debt ratio, funds  from operations to  debt, funds from  operations to interest coverage, and net cash flow to capital expenditures).

          Bond Rating:       1992  1993  1994   1995  Current

             JCP&L            A-    A-   BBB+   BBB+   BBB+
             Met-Ed           A-    A-   BBB+   BBB+   BBB+
             Penelec          A     A     A-     A-     A-

               As of  June 30, 1996, mortgage  indenture earnings coverages for the Operating  Companies range  from about 4.6x  to 5.0x,  in each  case well above the required coverages of 2.0x necessary to issue additional first mortgage bonds.

                         (f)  Increased  levels  of  investment  in  Exempt

          Entities  are not expected to  have any impact  on utilization of

          Operating Company  employees.   The Operating Companies  have not

          and will not increase staffing levels or acquire other  resources

          to  support the operations of  Exempt Entities.   In this regard,

          the  vast majority  of  the operational  employees  are hired  or

          contracted  locally.   Indeed,  the GPU  International Group  has

          permanent employees  resident in  South America and  Australia to supervise project matters; the  GPU International Group employees

          are  also   secunded  to   foreign  development   projects  where

          necessary.  This is  true even where the GPU  International Group

          or  their  respective  subsidiary   is  the  operator.    Project

          development, management and home office support functions for the

          Exempt Entities  are largely  performed by the  GPU International

          Group, which  has approximately 60  full time  employees, and  by

          outside  consultants  (e.g.,   engineers,  investment   advisors,

          accountants  and  attorneys)  engaged by  the  GPU  International

          Group.  Accordingly, the  GPU International Group's need for  the support of personnel provided by the Operating Companies has been and is projected to remain relatively modest.

                         (g)  There is  no  evidence  that  the  two  State

          commissions   having  jurisdiction  over  substantially  all  the

          Operating Companies' operations  have been or  will be unable  to protect utility customers.  The State commissions have not raised objections  to GPU's investments in Exempt  Entities.  To provide the  Commission with  additional assurances  in this  regard, the

          NJBPU and the PaPUC  will be requested to provide  the Commission

          with  letters   certifying  that   such   State  commission   has

          jurisdiction over certain Operating Companies and that such State commission  does not expect that any adverse effect or costs that might  result from  GPU's  investments in  Exempt Entities  would

          impact  customers.   Additionally, GPU will  have to  comply with

          certain reporting requirements and covenant, among  other things,

          that such investments in  Exempt Entities will not result  in the assumption of any obligation by the Operating Companies.  GPU and its affiliates  have  been subjected  to  audits by  the  Federal

          Energy  Regulatory  Commission  and  the Commission,  and  it  is

          assumed both staffs will participate in future audits.  Audits by the Commission have not raised "significant" questions.

               N.   The estimated  fees,  commissions and  expenses  to  be

          incurred  in connection  with the  proposed transactions  will be supplied by further post-effective amendment.

               O.   It  is believed that Sections 6(a), 7, 12(b), 32 and 33

          of  the Act and Rules 45, 53  and 54 thereunder are applicable to the transactions proposed herein.

               P.   No  state  or   Federal  commission  other  than   your

          Commission has jurisdiction  with respect  to any  aspect of  the proposed transactions.  Section 33(c)(2) of the Act provides that the State commissions may  make recommendations to the Commission regarding a registered holding company's relationship to FUCOs, and that the Commission shall "reasonably and fully consider"

          such recommendations.   GPU has  submitted a copy  of this  Post-

          Effective Amendment to the PaPUC and the NJBPU.

               Q.   It is requested that the Commission issue an order with

          respect  to  the transactions  proposed  herein  at the  earliest practicable  date, but in any  event not later  than December 10,

          1996.    It  is  further  requested  that  (i)  there  not  be  a

          recommended  decision by  an  Administrative Law  Judge or  other responsible officer of the Commission,  (ii) the Office of Public

          Utility Regulation  be permitted to assist in  the preparation of the Commission's decision,  and (iii) there be  no waiting period between  the issuance of the  Commission's order and  the date on which it is to become effective.

               R.   It is further requested  that upon the effectiveness of

          the  authorization  herein  sought, the  Commission s  orders  in

          Docket Nos. 70-8817, 70-8793,  70-8695, 70-8593, 70-8537, 70-8369

          (GPUI), 70-7926, 70-7727 and 70-7670 and the Applications pending in  Docket Nos.  70-8877, 70-8829,  70-8827, 70-8805  and 70-8289

          (GPU Generation)  be amended  to permit the  transactions therein authorized  and/or contemplated  notwithstanding the  increase in the  Investment  Cap  to  100%  of  GPU s  consolidated  retained earnings.

               S.   The following  additional exhibits are filed  in Item 6

          hereof:

                    (a)  Exhibits:

                         F-1  -    Opinion of Berlack,  Israels &  Liberman
                                   LLP -- to be filed by post-effective amendment.

                         F-2  -    Opinion  of  Ballard  Spahr   Andrews  &

                                   Ingersoll   --  to  be  filed  by  post-
                                   effective amendment.

                         H    -    Proposed form of public notice.

               T.   The  proposed  transactions  are  for  the  purpose  of

          financing GPU's business activities.  As such, the issuance of an

          order   by  your   Commission  with   respect  to   the  proposed

          transactions  which are the subject hereof is not a major Federal

          action   significantly  affecting  the   quality  of   the  human

          environment.  No Federal  agency has prepared or is  preparing an environmental impact  statement  with  respect  to  the  proposed transactions which are the subject hereof.

                                      SIGNATURE



                    PURSUANT  TO  THE REQUIREMENTS  OF  THE  PUBLIC UTILITY

          HOLDING COMPANY ACT  OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY

          CAUSED  THIS  STATEMENT  TO BE  SIGNED  ON  THEIR  BEHALF BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                   GPU, INC.
                                   JERSEY CENTRAL POWER & LIGHT COMPANY
                                   METROPOLITAN EDISON COMPANY
                                   PENNSYLVANIA ELECTRIC COMPANY
                                   GPU SERVICE, INC.


                                   By: ________________________________
                                        T.G. Howson
                                        Vice President and Treasurer


                                   GPU INTERNATIONAL, INC.
                                   EI SERVICES, INC.



                                   By: ________________________________
                                        B.L. Levy
                                        President



          Date:  October 17, 1996